KONECRANES®
Lifting Businesses™

FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

20 September, 2006

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Announcements published by the Company between 15 - 20 September, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Marketing and Communications

Franciska Janzon
Manager, Corporate Branding and Communications

KCI Konecranes Plc, P.O. BOX 661, Koneenkatu 8, FI-05801 HYVINKÄÄ, Finland, Tel. +358-(0)20 427 11, Fax +358-(0)20 427 2099
Business ID 0942718-2, VAT Reg No. FI09427182, Domicile Hyvinkää, **www.konecranes.com**

FIDELITY MANAGEMENT RESEARCH CORP'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

KCI Konecranes has been informed by a change in the holding of Fidelity Management Research Corp. (FMR) and its direct and indirect subsidiaries of the paid up share capital of KCI Konecranes Plc.

On 13 September, 2006 FMR and its direct and indirect subsidiaries were in possession of 2 966 900 KCI Konecranes shares. This holding corresponds to 4.97 % of the share capital and voting rights of KCI Konecranes Plc.

Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
VIP Cyclical Industries	19 100	0.03
Intl Small Cap Opportunities	734 000	1.23
Select Industrial Equip	58 550	0.10
FA Cyclical Industries Fund	61 700	0.10
Select Cyclical Industries	16 750	0.03
VIP III Mid Cap Portfolio	100	0.00
Fidelity Europe Fund - Canada	147 600	0.25
Dallas Police & Fire T50092	56 900	0.10
Brown & Williamson Sel Intl	23 200	0.04
State of Ct Ret Plan T50251	56 400	0.09
FID Select Intl Equity (T319)	488 900	0.82
Principal Partners Intl T50423	127 600	0.21
Illinois Surs-Sel Intl T50448	25 600	0.04
Caterpillar Inc 401K SI T50578	2 150	0.00
City of Fresno RT SY-SI T50621	3 850	0.00
Select Int SM Cap Coll (T1056)	33 600	0.06
San Diego Retirement (T2193)	65 800	0.11
IBM Select Eafe Canada T2205	104 400	0.17
Ficl Sel Intl SM CP TR T55105	17 300	0.03
Ficl Sel Intl Eqty TR T55106	43 300	0.07
Caterpillar Inc T55207	77 500	0.13
Caterpillar Veba Sel Eur T55257	13 900	0.02
Oregon Invmt CL Sel Int T55271	199 200	0.33
World Bank Select Intl T55274	24 000	0.04
BP Master TR For Emp PP T55275	39 600	0.07
Fid Sel Glbl Eq Tr-Wld T55281	600	0.00
IBM Canada Select Intl T2286	54 000	0.09
CDP Quebec T55293	274 000	0.46
Minnesota SBI Sel Intl T55303	40 400	0.07
Shell Oil Select Intl T55322	32 000	0.05
Bank of Monntreal S Intl T55349	4 750	0.01
Ficl Glbl Asset All EQ-Europe	18 500	0.03
IBM Netherlands-Select Europe	101 650	0.17
TOTAL	2 966 900	4.97

On the basis of a previous announcement, FMR and its direct and indirect subsidiaries were in possession of 5.03 % of the share capital and the voting rights of KCI Konecranes Plc on 4 August, 2006.

KCI Konecranes has a total of 59 692 520 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of lifting businesses, serving manufacturing and process industries, shipyards and harbours with productivity-enhancing lifting solutions and services for equipment of every make. In 2005, group sales totalled EUR 971 million. Konecranes has 7,000 employees, at more than 340 service locations in 38 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC



Franciska Janzon
Manager, Corporate Branding and Communications

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager
Tel. +358-20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

FIDELITY INTERNATIONAL LIMITED'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

KCI Konecranes has been informed by a change in the holding of Fidelity International Limited (FIL) and its direct and indirect subsidiaries of the paid up share capital of KCI Konecranes Plc.

On 14 September, 2006 FMR and its direct and indirect subsidiaries were in possession of 5 982 158 KCI Konecranes shares. This holding corresponds to 10.02 % of the share capital and voting rights of KCI Konecranes Plc.

Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
Fidelity European Fund	1 874 800	3.14
Fidelity European Values Plc	374 650	0.63
Fifteen Re Fidelity	336 900	0.56
Fid FDS - EuroBlue Chip Pool	904 885	1.52
Fidelity Intl FD - PEP Europe	25 500	0.04
STC Intl Equity Fund - Row	51 200	0.09
SGE MM Row	30 900	0.05
GEC 1972 PLN GLB Eqty FD - Row	30 800	0.05
Church Comm For England - Row	46 400	0.08
British Energy Gen GRP - Row	22 800	0.04
IBM Denm Select - Global EX-US	11 700	0.02
Accident Rehab & CMP - GLB EX-US	88 400	0.15
IBM Austria Global EX US	5 600	0.01
AFP Unilever Schweiz - Gbl EX US	8 400	0.01
Deutsche Arzte - Row	14 800	0.02
Norges Bank EUR Ex UK Ex Norwy	851 650	1.43
FMT GL Row	62 400	0.10
East Sussex Cnty Council - Row	57 200	0.10
Chevron Texaco Uk Pns Pl - Row	30 000	0.05
Australia - Funds SA	101 400	0.17
Shell Austria Pensionskasse AG	14 700	0.02
DBI - Fonds DSPT - A1	57 200	0.10
NPC Trust - Active 1 - Row	16 300	0.03
Bayvk A1 Fidelity	62 100	0.10
MV4 Actions EURO	43,600	0.07
Stichting Bedrijf voor de Meta	303 200	0.51
GM Investment Trustees Ltd	50 800	0.09
Victorian Funds Mgmt Corp	36 500	0.06
A/C 16MSFSLE	126 600	0.21
Fidelity European Cycl Plt Fd	1 864	0.00
SPH - Select Europe	87 000	0.15
SPMS - Select Europe	56 000	0.09
Fidelity Select Global Eq Fund	7 900	0.01
FID Instl Select Europe Eq Fd	56 000	0.09
Co-operative GRP Pens - Rw	34 000	0.06
GKN Group Pension Scheme - Row	42 000	0.07
Unilever (Superann) Ireland - Row	24 400	0.04
IBM Irel Sel Glbl Equities Row	3 200	0.01

IBM Austria Select Glbl Eq Row	7 600	0.01
European Equity Mkt Neut Long	20 809	0.03
TOTAL	5 982 158	10.02

On the basis of a previous announcement, Fidelity International Limited and its direct and indirect subsidiaries were in possession of 5.16 % of the share capital and the voting rights of KCI Konecranes Plc on 2 March, 2006.

KCI Konecranes has a total of 59 692 520 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of lifting businesses, serving manufacturing and process industries, shipyards and harbours with productivity-enhancing lifting solutions and services for equipment of every make. In 2005, group sales totalled EUR 971 million. Konecranes has 7,000 employees, at more than 340 service locations in 38 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PCL



Franciska Janzon
Manager, Corporate Branding and Communications

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager
Tel. +358-20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 1 000 new shares subscribed for with KCI Konecranes' 1997 stock option rights have been recorded in the Trade Register on 19 September, 2006.

Following these subscriptions KCI Konecranes' share capital increased by EUR 500 totalling EUR 29 846 760. The number of shares will increase to 59 693 520 shares.

Trading in all new shares will start on or about 21 September, 2006.

Konecranes is a world-leading group of lifting businesses, serving manufacturing and process industries, shipyards and harbours with productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, group sales totalled EUR 971 million. Konecranes has 7,000 employees, at more than 340 service locations in 38 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC



Franciska Janzon
Manager, Corporate Branding and Communications

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 26 700 new shares subscribed for with KCI Konecranes' 2001 A, 2003 A and 2003 B series stock options have been recorded in the Trade Register on 20 September, 2006.

Following these subscriptions KCI Konecranes' share capital increased by EUR 13 350 totalling EUR 29 860 110. The number of shares will increase to 59 720 220 shares.

Trading in all new shares will start on or about 21 September, 2006.

Konecranes is a world-leading group of lifting businesses, serving manufacturing and process industries, shipyards and harbours with productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, group sales totalled EUR 971 million. Konecranes has 7,000 employees, at more than 340 service locations in 38 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC



Franciska Janzon
Manager, Corporate Branding and Communications

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media